Exhibit 99.3

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 Volmacht (enkel te gebruiken door aandeelhouders) Proxy (to be used by shareholders only) De ondergetekende: The undersigned: (Naam en adres / Name and address) hierin optredend als lastgever, eigenaar van het volgende aantal aandelen in Galapagos NV (naamloze vennootschap naar Belgisch recht met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België, ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”): herein acting as grantor of a proxy, owner of the following number of shares in Galapagos NV (public limited liability company organized under the laws of Belgium with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium, registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”): (Aantal aandelen / Number of shares) stelt hiermee aan tot zijn/haar volmachtdrager: herewith appoints as his/her proxy holder: (Naam en adres van de gevolmachtigde / Name and address of the proxy holder) (Indien de naam van de volmachtdrager niet is ingevuld, zal de volmacht geacht worden te zijn gegeven aan de General Counsel van de Vennootschap) (If the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of the Company) hierna de “volmachtdrager”, hereinafter the “proxy holder”, aan wie hij/zij volmacht geeft tot bijwoning van en om stemrechten uit te oefenen tijdens de gewone en buitengewone algemene vergaderingen van de Vennootschap die zullen plaatsvinden op dinsdag 28 april 2020 om 14 uur op de zetel van de Vennootschap, alsmede elke andere aandeelhoudersvergadering met dezelfde agenda die daarna zou worden bijeengeroepen als gevolg van uitstel of verdaging, met als bedoeling de hierna uiteengezette agenda’s in overweging te nemen en om, voor dit doel, deel te nemen aan alle activiteiten, te stemmen of zich te onthouden, notulen en andere stukken te ondertekenen, woonplaats te kiezen, subdelegatie te geven, en meer in het algemeen te doen wat nuttig of noodzakelijk wordt geacht door de volmachtdrager. Indien overeenkomstig artikel 7:130 van het Wetboek van Vennootschappen en Verenigingen nieuw te behandelen onderwerpen op de agenda zijn opgenomen nadat onderhavige volmacht ter kennis van de Vennootschap is gebracht, zal de volmachtdrager ook over deze nieuwe agendapunten kunnen stemmen voor zover de volmachtdrager daarbij geen ander belang dan het belang van ondergetekende aandeelhouder nastreeft. to whom he/she gives power of attorney to attend and exercise voting rights at the annual and extraordinary shareholders’ meetings of the Company to be held on Tuesday 28 April 2020 at 2:00 p.m. CET at the registered office of the Company, as well as at any other shareholders’ meeting with the same agenda that may be convened subsequently as a result of delay or adjournment, for the purpose of considering the agendas set forth below, and for this purpose, to take part in all proceedings, to vote or abstain, to sign any minutes and other items, to elect domicile, to sub-delegate authority, and more generally to do anything the proxy holder deems useful or necessary. If pursuant to article 7:130 of the Belgian Code of Companies and Associations new items to be dealt with are included in the agenda after the present proxy form has been submitted to the Company, the proxy holder shall be entitled to vote on such new agenda items insofar as the proxy holder, by doing so, does not pursue another interest than the interest of the undersigned shareholder. Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 1 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 Agenda 1. Gewone Algemene Vergadering 1. Annual Shareholders’ Meeting 1. Kennisname en bespreking van het jaarverslag van de raad van bestuur betreffende de statutaire en geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2019, en van het verslag van de commissaris over de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2019. 2. Kennisname en goedkeuring van de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2019 en goedkeuring van de door de raad van bestuur voorgestelde bestemming van het jaarresultaat. Voorstel van besluit: De algemene vergadering besluit om de statutaire jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2019 goed te keuren, alsook de door de raad van bestuur voorgestelde bestemming van het resultaat. 1. Acknowledgement and discussion of the annual report of the board of directors relating to the non-consolidated and consolidated annual accounts of the Company for the financial year ended on 31 December 2019, and of the report of the statutory auditor relating to the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2019. 2. Acknowledgement and approval of the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2019 and approval of the allocation of the annual result as proposed by the board of directors. Proposed resolution: The shareholders’ meeting resolves to approve the non-consolidated annual accounts of the Company for the financial year ended on 31 December 2019, as well as the allocation of the annual result as proposed by the board of directors. Agendapunt 2—Steminstructie: Agenda item 2—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 3. Kennisname en bespreking van het verslag van de commissaris betreffende de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2019. 4. Kennisname en bespreking van de geconsolideerde jaarrekening van de Vennootschap over het boekjaar geëindigd op 31 december 2019. 3. Acknowledgement and discussion of the report of the statutory auditor relating to the consolidated annual accounts of the Company for the financial year ended on 31 December 2019. 4. Acknowledgement and discussion of the consolidated annual accounts of the Company for the financial year ended on 31 December 2019. 5. Kennisname en goedkeuring van het remuneratiebeleid. 5. Acknowledgement and approval of the remuneration policy. Voorstel van besluit: De algemene vergadering besluit om het remuneratiebeleid goed te keuren. Proposed resolution: The shareholders’ meeting resolves to approve the remuneration policy. Agendapunt 5—Steminstructie: Agenda item 5—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 6. Kennisname en goedkeuring van het remuneratieverslag. 6. Acknowledgement and approval of the remuneration report. Voorstel van besluit: De algemene vergadering besluit om het remuneratieverslag goed te keuren. Proposed resolution: The shareholders’ meeting resolves to approve the remuneration report. Agendapunt 6—Steminstructie: Agenda item 6—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 7. Kwijting aan de bestuurders en de commissaris voor de uitoefening van hun mandaat uitgevoerd tijdens het boekjaar geëindigd op 31 december 2019. 7. Release from liability to be granted to the directors and the statutory auditor for the performance of their duties in the course of the financial year ended 31 December 2019. Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 2 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 Voorstel van besluit: De algemene vergadering besluit, bij afzonderlijke stemming, om kwijting te geven aan elke bestuurder, met inbegrip van gewezen bestuurders Dr. Werner Cautreels en Dr. Christine Mummery, en aan de commissaris voor alle aansprakelijkheid voortvloeiend uit de uitoefening van hun mandaat gedurende het afgelopen boekjaar. Proposed resolution: The shareholders’ meeting resolves, by separate vote, to release each director, including former directors Dr. Werner Cautreels and Dr. Christine Mummery, and the statutory auditor from any liability arising from the performance of their duties during the last financial year. Agendapunt 7—Steminstructie: Agenda item 7—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 8. Kennisname van de bezoldiging van de commissaris voor het boekjaar geëindigd op 31 december 2019. De raad van bestuur heeft een bijkomende vergoeding ten bedrage van €789.000 goedgekeurd met betrekking tot de uitzonderlijke controlewerkzaamheden uitgevoerd door de commissaris in het kader van de Gilead transactie. 9. Herbenoeming van de commissaris en bepaling van de bezoldiging van de commissaris. Voorstel van besluit: Op voorstel van het auditcomité van de Vennootschap, besluit de algemene vergadering om: (i) Deloitte Bedrijfsrevisoren CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, België, vertegenwoordigd door Dhr. Nico Houthaeve, te herbenoemen als commissaris van de Vennootschap, voor een periode van drie jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2023, en (ii) de jaarlijkse bezoldiging van de commissaris te bepalen op €733.000 voor de werkzaamheden met betrekking tot de controle van de statutaire jaarrekening en de geconsolideerde jaarrekening van de groep. Dit bedrag is exclusief kosten en BTW, en wordt vanaf 2021 jaarlijks geïndexeerd. 8. Acknowledgment of the remuneration of the statutory auditor for financial year ended on 31 December 2019. The board of directors approved an additional fee of €789,000 in connection with the exceptional audit activities performed by the statutory auditor in light of the Gilead transaction. 9. Re-appointment of statutory auditor and determination of statutory auditor’s remuneration. Proposed resolution: Upon recommendation of the Company’s audit committee, the shareholders’ meeting resolves: (i) to re-appoint Deloitte Bedrijfsrevisoren CVBA, Gateway Building, Luchthaven Nationaal, 1J, 1930 Zaventem, Belgium, represented by Mr. Nico Houthaeve, as statutory auditor of the Company, for a period of three years ending immediately after the annual shareholders’ meeting to be held in 2023, and (ii) to determine the annual remuneration of the statutory auditor at €733,000 for the audit of the statutory and the consolidated accounts of the group. This amount is exclusive of expenses and VAT, and is subject to an annual indexation as from 2021. Agendapunt 9—Steminstructie: Agenda item 9—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 10. Herbenoeming van een bestuurder. 10. Re-appointment of a director. Voorstel van besluit: De algemene vergadering besluit om Dr. Mary Kerr (woonachtig te Broxbourne, Verenigd Koninkrijk) te herbenoemen als bestuurder van de Vennootschap, voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2024 en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Dr. Mary Kerr te benoemen als onafhankelijke bestuurder omdat zij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen. Proposed resolution: The shareholders’ meeting resolves to re-appoint Dr. Mary Kerr (residing in Broxbourne, United Kingdom) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2024 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Kerr as an independent director as she meets the independence criteria set forth in article 7:87 of the Code of Companies and Associations. Agendapunt 10—Steminstructie: Agenda item 10—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 3 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 11. Benoeming van een bestuurder. 11. Appointment of a director. Voorstel van besluit: De algemene vergadering besluit om Dr. Elisabeth Svanberg (woonachtig te Génève, Zwitserland) te benoemen als bestuurder van de Vennootschap, voor een periode van vier jaar die een einde neemt onmiddellijk na de algemene vergadering te houden in 2024 en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Dr. Elisabeth Svanberg te benoemen als onafhankelijke bestuurder omdat zij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het Wetboek van Vennootschappen en Verenigingen. Proposed resolution: The shareholders’ meeting resolves to appoint Dr. Elisabeth Svanberg (residing in Geneva, Switzerland) as director of the Company, for a period of four years ending immediately after the annual shareholders’ meeting to be held in 2024 and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Elisabeth Svanberg as an independent director as she meets the independence criteria set forth in article 7:87 of the Code of Companies and Associations. Agendapunt 11—Steminstructie: Agenda item 11—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 12. Bezoldiging van bestuurders. 12. Remuneration of directors. Voorstel van besluit: Op aanbeveling van het benoemings- en remuneratiecomité van de Vennootschap, besluit de algemene vergadering om de jaarlijkse bezoldiging (exclusief onkosten) van de niet-uitvoerende bestuurders, andere dan de niet- uitvoerende bestuurders die een aandeelhouder vertegenwoordigen, voor de uitoefening van hun mandaat als volgt vast te stellen: (a) vergoeding in contanten: (i) voorzitter van de raad van bestuur: €100.000; (ii) andere niet-uitvoerende bestuurders: elkeen €50.000, (iii) jaarlijkse bijkomende bezoldiging voor het voorzitterschap van een comité binnen de raad van bestuur: €20.000; en (iv) jaarlijkse bijkomende bezoldiging voor lidmaatschap van een comité binnen de raad van bestuur: €15.000; (b) vergoeding op basis van aandelen: (i) voorzitter van de raad van bestuur: €100.000, (ii) andere niet- uitvoerende bestuurders: elkeen €50.000; in beide gevallen, (i) en (ii), onder de verplichting om het nettobedrag (na belastingen) te gebruiken voor de verwerving van Galapagos aandelen. Deze laatste betalingen vormen het equivalent van een bestuurdersbezoldiging in aandelen en de resulterende aandelen dienen te worden aangehouden tot ten minste één jaar nadat de niet-uitvoerende bestuurder de raad van bestuur verlaten heeft en ten minste drie jaar na het tijdstip van de verwerving. De algemene vergadering besluit dat het mandaat van een niet- uitvoerend bestuurder die een aandeelhouder vertegenwoordigt niet vergoed zal worden. Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee, the shareholders’ meeting resolves that the annual compensation (excluding expenses) of the non-executive directors, other than the non-executive directors representing a shareholder, for the exercise of their mandate is established as follows: (a) cash remuneration: (i) chairman of the board of directors: €100,000; (ii) other non-executive directors: €50,000 each; (iii) additional annual compensation for the chairmanship of a board committee: €20,000; and (iv) additional annual compensation for the membership of a board committee: €15,000; (b) equity-based remuneration: (i) chairman of the board of directors: €100,000; other non-executive directors: €50,000 each; in each case (i) and (ii) subject to the requirement to use the net amount (after taxes) to acquire Galapagos shares. These latter payments make up the equivalent of an equity component of the directors’ remuneration and the resulting shares are to be held until at least one year after the non- executive director leaves the board of directors and at least three years after the time of acquisition. The shareholders’ meeting resolves that the mandate of a non-executive director representing a shareholder will not be remunerated. Agendapunt 12—Steminstructie: Agenda item 12—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 13. Aanbod van inschrijvingsrechten 13. Offer of subscription rights. Voorstel van besluit: Op aanbeveling van het benoemings- en remuneratiecomité van de Vennootschap en enkel voor zover de buitengewone algemene vergadering, die onmiddellijk na deze algemene vergadering wordt gehouden, de voorgestelde wijzigingen aan de statuten van de Vennootschap niet goedkeurt, besluit de algemene vergadering (i) om 85.000 inschrijvingsrechten aan te bieden aan de uitvoerende bestuurder van de Vennootschap, onder Proposed resolution: Upon recommendation of the Company’s nomination and remuneration committee and solely to the extent that the extraordinary shareholders’ meeting, to be held immediately after this shareholders’ meeting, does not approve the proposed changes to the articles of association of the Company, the shareholders’ meeting resolves to (i) offer 85,000 subscription rights to the executive director of the Company, under subscription right Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 4 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 plannen met betrekking tot inschrijvingsrechten gecreëerd (of te creëren) door de raad van bestuur ten gunste van de uitvoerende bestuurder, werknemers en zelfstandige consulenten van Galapagos en haar dochtervennootschappen in het kader van het toegestaan kapitaal, waarvan de voornaamste voorwaarden in lijn zullen zijn met de voorgaande warrantplannen van de Vennootschap, (ii) om volmacht te geven aan elke niet-uitvoerende bestuurder om dit aanbod te implementeren, en (iii) om, voor zover als nodig, het aanbod van inschrijvingsrechten aan leden van het directiecomité van Galapagos onder zulk plan overeenkomstig het remuneratiebeleid en de remuneratiepraktijken van Galapagos, goed te keuren. In overeenstemming met artikelen 7:91 en 7:151 van het Wetboek van Vennootschappen en Verenigingen, keurt de algemene vergadering uitdrukkelijk de bijzondere bepalingen goed die in zulk plan zullen worden opgenomen waarbij, in uitzonderlijke omstandigheden (waaronder in geval van wijziging in de controle van de Vennootschap), de inschrijvingsrechten die worden aangeboden onder zulk plan (in de mate waarin deze ook worden aanvaard) vervroegd kunnen worden uitgeoefend, zelfs vóór de derde verjaardag van de toekenning ervan. plans created (or to be created) by the board of directors for the benefit of the executive director, employees and independent consultants of Galapagos and its affiliates within the framework of the authorized capital, the key conditions of which will be in line with previous warrant plans of the Company, (ii) empower each non-executive director to implement this offer, and (iii) to the extent required, approve the offer of subscription rights to members of Galapagos’ executive committee under such plan in accordance with Galapagos’ remuneration policy and practices. In accordance with articles 7:91 and 7:151 of the Code of Companies and Associations, the shareholders’ meeting expressly approves the particular provisions that will be included in such plan pursuant to which, in exceptional circumstances (including in the event of a change in control of the Company), the subscription rights offered (to the extent accepted) under such plan can be exercised early, even before the third anniversary of their award. Agendapunt 13—Steminstructie: Agenda item 13—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 2. Buitengewone Algemene Vergadering 1. Kennisname en bespreking van het bijzonder verslag van de raad van bestuur van de Vennootschap opgesteld overeenkomstig artikel 7:154 van het WVV in verband met de wijziging van het doel van de Vennootschap. 2. Extraordinary Shareholders’ Meeting 1. Consideration and discussion of the special report of the board of directors in accordance with article 7:154 of the CCA in relation to the amendment to the Company’s purpose. 2. Wijziging van het doel van de Vennootschap. 2. Amendment to the Company’s purpose. Voorstel van besluit: De algemene vergadering besluit om het huidige artikel 3 van de statuten als volgt te wijzigen: “De vennootschap heeft tot voorwerp: (a) het onderzoek en de ontwikkeling van gezondheidsproducten voor mens en dier, geneesmiddelen en andere daarmee verband houdende producten; (b) het voor eigen rekening of voor rekening van derden verrichten van onderzoek op het gebied van of in verband met farmaceutische, medische, biologische en industriële technologie, genetica en menselijk en dierlijk leven in het algemeen; (c) de exploitatie van biologische, chemische of andere producten, processen en technologieën in de sector van de biowetenschappen in het algemeen, en meer in het bijzonder in de farmaceutische, medische, diagnostische en chemische sector, met inbegrip van activiteiten in verband met de productie, het op de markt brengen en de commerciële exploitatie van dergelijke producten, processen en technologieën; (d) het verwerven, verkopen en in licentie geven van octrooien, handelsmerken, al dan niet geheime industriële en intellectuele eigendom en licenties; Proposed resolution: The shareholders’ meeting resolves to amend the current article 3 of the articles of association as follows: “The company’s object consists of: (a) the research and development of health products for human beings and animals, pharmaceutical products and other products relating thereto; (b) for its own account or for the account of third parties, the performance of research in the field of or in connection with pharmaceutical, medical, biological and industrial technology, genetics and human and animal life in general; (c) the exploitation of biological, chemical or other products, processes and technologies in the life sciences sector in general, and more specifically in the pharmaceutical, medical, diagnostic, and chemical sector, including activities relating to the production, marketing and commercial exploitation of such products, processes and technologies; (d) the acquisition, sale and licensing of patents, trademarks, industrial and intellectual property, whether or not secret, and licenses; (e) holding direct or indirect shareholdings in other companies having an object directly or indirectly related to research, development, industrial or commercial activities, Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 5 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 (e) het rechtstreeks of onrechtstreeks aanhouden van participaties in andere ondernemingen die een voorwerp hebben dat, rechtstreeks of onrechtstreeks, verband houdt met onderzoek, ontwikkeling, industriële of commerciële activiteiten en die hoofdzakelijk, maar niet noodzakelijkerwijs uitsluitend, gericht zijn op de farmaceutische industrie. Binnen de grenzen van dit voorwerp mag de vennootschap alle aankopen doen of in huur nemen alle concessie, roerende en onroerende goederen, nodig of nuttig voor haar commercieel of industrieel voorwerp, deze uitbaten, verkopen of verhuren, fabrieken bouwen, filialen en bijhuizen oprichten, werkplaatsen inrichten, zowel in België als in het buitenland. Zij mag alle verrichtingen doen met banken, postcheque, beleggingen van kapitaal, leningen en kredieten aangaan of toekennen, met of zonder hypotheek. De vennootschap mag bij wijze van inbreng, deelneming, lening, kredietopening, onderschrijving van aandelen, aankoop van aandelen en andere verbintenissen, deelnemen in andere vennootschappen, verenigingen of ondernemingen, bestaande zowel als op te richten, welke een al dan niet een gelijkaardig voorwerp hebben als het voorwerp van de vennootschap. De vennootschap mag fuseren met andere vennootschappen of verenigingen. De vennootschap mag dochtervennootschappen oprichten, zowel naar Belgisch als naar buitenlands recht. De vennootschap mag alle eigendommen verwerven of oprichten welke nodig of nuttig zijn voor haar werking of haar voorwerp.” focused mainly but not necessarily exclusively on the pharmaceutical industry. For such object the company may, in Belgium and abroad, acquire or lease any license, movable or immovable property necessary or useful for its commercial or industrial object, operate, sell or lease same, build factories, establish subsidiaries and branches, and establish premises. It may engage in all operations with banks, post cheque, invest capital, contract or grant loans and credit facilities, whether or not mortgaged. The company may, by means of contribution, participation, loans, credit facility, subscription of shares, acquisition of shares and other commitments, participate in other companies, associations or enterprises, both existing as to be incorporated, and whether or not having an object similar to the object of the company. The company may merge with other companies or associations. The company may incorporate subsidiaries both under Belgian as under foreign law. The company may acquire or establish any property that is necessary or useful for its operations or its corporate object.” Agendapunt 2—Steminstructie: Agenda item 2—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 3. Statutenwijziging als gevolg van het nieuw toepasselijke WVV, de keuze voor een duaal bestuursmodel en enkele andere wijzigingen met betrekking tot de modernisering en clean-up van de statuten. Voorstel van besluit: De algemene vergadering besluit om de statuten te wijzigen als gevolg van het nieuw toepasselijke WVV, het voorstel van de raad van bestuur om een duaal bestuursmodel te introduceren zoals voorzien door het WVV, alsook enkele andere wijzigingen met betrekking tot de modernisering en clean-up van de statuten. De volledige tekst van de nieuwe statuten is beschikbaar op de website van de Vennootschap (www.glpg.com). Elke aandeelhouder kan een gratis kopie verzoeken via shareholders@glpg.com. De gedetailleerde wijzigingen zijn de volgende (waarbij de vetgedrukte nummering verwijst naar de nummering onder de huidige statuten): Titel I – Naam – Zetel – Voorwerp – Duur—Artikel 1: “een vennootschap die publiek beroep doet of gedaan heeft op het spaarwezen” vervangen door “een genoteerde vennootschap”—Artikel 2: verwijderd “of het Brusselse Gewest” Titel II – Kapitaal—Artikel 5, paragraaf 1: “het maatschappelijk kapitaal” vervangen door “het”—Artikel 6: “de voorschriften van artikel 609 van het Wetboek van Vennootschappen” en “de voorschriften van artikel 596 van het Wetboek van Vennootschappen” vervangen door “de 3. Amendments to the articles of association as a consequence of the newly applicable CCA, the choice for a two-tier board structure and certain other amendments relating to modernization and clean-up of the articles of association. Proposed resolution: The shareholders’ meeting resolves to amend the articles of association as a consequence of the newly applicable CCA, the proposal by the board of directors to introduce a two-tier board structure as provided for by the CCA as well as certain other amendments relating to modernization and clean-up. The full text of the new articles of association is made available on the company website (www.glpg.com). Every shareholder may request to receive a free copy thereof via shareholders@glpg.com. The detailed changes are the following (the numbers in bold referring to the numbering under the current articles of association): Title I – Name –Office – Object – Duration—Article 1: replaced “a company that calls or has called upon public savings” by “a listed company”—Article 2: deleted “or in the Brussels Region” Title II – Capital—Article 5: inserted “subscribed” before “capital” in the title and in the first sentence—Article 6: inserted “subscribed” before “capital” in the title and replaced “the provisions of article 609 of the Companies Code” and “the provisions of article 596 of the Companies Code” with “the provisions of the Code of Companies and Associations” Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 6 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 voorschriften van het Wetboek van Vennootschappen en Verenigingen”—Artikel 7: “der eisbaarheid” vervangen door “van opeisbaarheid”—Artikel 9: vervangen door volgende tekst: “De aandelen zijn op naam tot volledige volstorting. De volgestorte aandelen zijn op naam of gedematerialiseerd, naargelang de voorkeur van de aandeelhouder. De vennootschap kan gedematerialiseerde aandelen uitgeven, hetzij door een kapitaalverhoging, hetzij door de omzetting van bestaande aandelen op naam in gedematerialiseerde aandelen. Elke aandeelhouder kan te allen tijde op schriftelijk verzoek, en op eigen kosten, de omzetting van zijn aandelen vragen, hetzij in aandelen op naam, hetzij in gedematerialiseerde aandelen.”—Artikel 10: “de raad van bestuur” vervangen door “de vennootschap”—Artikel 11: “de algemene vergadering” vervangen door “de vennootschap” en “artikel 620 en volgende van het Wetboek van vennootschappen” vervangen door “de bepalingen van het Wetboek van Vennootschappen en Verenigingen” Titel III – Bestuur en controle - Artikel 13: vervangen door volgende tekst: Duaal bestuursmodel “De vennootschap wordt beheerd door een raad van toezicht met ten minste vijf en maximaal negen leden, die geen aandeelhouder hoeven te zijn, en een directieraad met ten minste drie leden. Men kan geen lid zijn van beide raden. Ten minste drie van de aldus benoemde leden van de raad van toezicht dienen te voldoen aan de criteria van onafhankelijke bestuurders overeenkomstig het toepasselijk recht. Elke raad vormt een college overeenkomstig de geldende regels met betrekking tot het houden van vergaderingen. De leden van de raad van toezicht worden benoemd door de algemene vergadering. De duur van hun opdracht mag vier jaar niet overschrijden. Uittredende leden van de raad van toezicht zijn herbenoembaar. De leden van de directieraad worden benoemd en ontslagen door de raad van toezicht. Indien een lidmaatschap wordt toevertrouwd aan een rechtspersoon, dan wijst deze een natuurlijke persoon aan als zijn vaste vertegenwoordiger, overeenkomstig de terzake geldende wettelijke bepalingen, mits aanvaarding van deze natuurlijke persoon door de andere leden van de respectievelijke raad van de vennootschap.”—Nieuwe ondertitel 14: Raad van toezicht - Nieuw artikel 14.1: volgende tekst toegevoegd: Bevoegdheden van de raad van toezicht “De raad van toezicht is bevoegd voor het algemeen beleid en de strategie van de vennootschap en voor alle handelingen die op grond van het toepasselijk recht specifiek aan de raad van toezicht zijn voorbehouden. De raad van toezicht stelt alle verslagen en voorstellen op voorgeschreven in de boeken 12 en 14 van het Wetboek van Vennootschappen en Verenigingen. Hij houdt toezicht op de directieraad en neemt, na de vaststelling van de jaarrekening, bij afzonderlijke stemming een beslissing over de te verlenen kwijting aan de leden van deze raad. De raad van toezicht kan binnen zijn bevoegdheden aan lasthebbers van zijn keuze bijzondere volmachten verlenen.”—Artikel 14 (nieuw artikel 14.2): vervangen door volgende tekst:—Article 9: replaced by the following text: “The shares are registered shares until they are fully paid up. The fully paid up shares are registered shares or dematerialized shares, according to the preference of the shareholder. The company may issue dematerialized shares, either by a capital increase or by the conversion of existing registered shares into dematerialized shares. Each shareholder may at all times ask the conversion of his shares, by written request and at his own cost, into registered shares or into dematerialized shares.”—Article 10: replaced “the board of directors” by “the company”—Article 11: replaced “shareholders’ meeting” by “company” and “article 620 and following of the Companies Code” by “the provisions of the Code of Companies and Associations” Title III – Administration and supervision - Article 13: replaced by the following text: Two-tier board structure “The company is managed by a supervisory board of minimum five and maximum nine members, who need not be a shareholder, and a management board of at least three members. One cannot be a member of both boards. At least three of the appointed members of the supervisory board shall meet the criteria stated in the applicable law with respect to independent directors. Each board forms a college in accordance with the applicable rules on deliberating meetings. The members of the supervisory board are appointed by the shareholders’ meeting. The duration of their mandate may not exceed four years. Members of the supervisory board whose mandate has come to an end may be reappointed. The members of the management board are appointed and dismissed by the supervisory board. If a membership is entrusted to a legal entity, such legal entity shall appoint a physical person as its permanent representative in accordance with the applicable legal provisions, subject to acceptance of this person by the other members of the respective board of the company.”—New subtitle 14: Supervisory board - New article 14.1: inserted the following text: Powers of the supervisory board “The supervisory board is responsible for the general policy and strategy of the company and has the power to perform all acts that are exclusively reserved to it by the applicable law. The supervisory board drafts all reports and proposals in accordance with books 12 and 14 of the Code of Companies and Associations. It supervises the management board and decides, after the adoption of the annual accounts, by separate vote on the discharge to be granted to the members of the management board. Within the limits of its authority, the supervisory board may confer special powers on agents of its choice.”—Article 14 (new article 14.2): replaced by the following text: “In the event of a casual vacancy in the supervisory board, the remaining members of the supervisory board have the right to temporarily fill such vacancy until the shareholders’ meeting appoints a new member of the supervisory board. To this end, the appointment shall be put on the agenda of the first following shareholders’ meeting. Each member of the supervisory board appointed this way by the shareholders’ meeting shall complete the mandate of the member of the Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 7 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 “In geval van een voortijdige vacature in de raad van toezicht, hebben de overblijvende leden van de raad van toezicht het recht voorlopig in de vacature te voorzien totdat de algemene vergadering een nieuw lid van de raad van toezicht benoemt. De benoeming wordt daartoe op de agenda van de eerstvolgende algemene vergadering geplaatst. Elk op deze wijze door de algemene vergadering benoemd lid van de raad van toezicht beëindigt de opdracht van het lid van de raad van toezicht dat hij vervangt tenzij de algemene vergadering anders besluit.”—Artikel 15 (nieuw artikel 14.3): vervangen door volgende tekst: “De raad van toezicht kiest onder zijn leden een voorzitter en kan tevens één of meerdere ondervoorzitters kiezen.”—Artikel 16 (nieuw artikel 14.4): vervangen door volgende tekst: Vergaderingen van de raad van toezicht “De raad van toezicht wordt bijeengeroepen door de voorzitter, of indien deze verhinderd is, door de ondervoorzitter, of door twee leden van de raad van toezicht, telkens de belangen van de vennootschap het vereisen. De oproepingen voor de vergaderingen van de raad van toezicht worden, behalve in geval van hoogdringendheid (dat gemotiveerd dient te worden in de notulen), ten minste vier kalenderdagen vóór de vergadering, geldig bezorgd per fax, per e-mail of per telefoon. De vergadering wordt gehouden op de plaats die in de oproeping wordt vermeld. Indien de voorzitter is verhinderd, wordt de raad van toezicht voorgezeten door de ondervoorzitter, of bij afwezigheid van deze laatste, door het oudste aanwezige lid van de raad van toezicht. De regelmatigheid van de bijeenroeping kan niet worden betwist indien alle leden van de raad van toezicht aanwezig of regelmatig vertegenwoordigd zijn.”—Artikel 17 (nieuw artikel 14.5): vervangen door volgende tekst: “De raad van toezicht kan slechts geldig beraadslagen indien ten minste de helft van zijn leden aanwezig of vertegenwoordigd is. Indien dit quorum niet is bereikt, kan een nieuwe raad worden bijeengeroepen met dezelfde agenda, die geldig zal beraadslagen en beslissen indien ten minste twee leden aanwezig of vertegenwoordigd zijn. Leden van de raad van toezicht die, overeenkomstig het toepasselijk recht, niet aan de beraadslaging kunnen deelnemen worden niet meegeteld bij het bepalen van het quorum. Leden van de raad van toezicht kunnen aanwezig zijn op de vergadering van de raad van toezicht door middel van elektronische telecommunicatiemiddelen, zoals onder meer telefoon- of videoconferentie, op voorwaarde dat alle deelnemers aan de vergadering rechtstreeks kunnen communiceren met alle andere deelnemers. In voorkomend geval zal de vergadering geacht worden plaats te vinden op de zetel van de vennootschap, tenzij de raad van toezicht hierover anders overeenkomt. Hetzelfde geldt voor vergaderingen van de raad van toezicht die in het bijzijn van een notaris dienen te worden gehouden, met dien verstande evenwel dat in voorkomend geval minstens één lid van de raad van toezicht of de secretaris de vergadering fysiek bijwoont in het bijzijn van de notaris en dat de vergadering geacht wordt plaats te vinden in het kantoor van de notaris, tenzij de raad van toezicht hierover anders overeenkomt. De notulen van de vergadering vermelden de wijze waarop de leden van de raad van toezicht aanwezig waren. Over punten die niet op de agenda werden vermeld, kan de raad van toezicht slechts geldig beraadslagen met de supervisory board he replaces, unless the shareholders’ meeting decides otherwise.”—Article 15 (new article 14.3): replaced by the following text: “The supervisory board elects a chairman from among its members and may also elect one or more vice-chairmen.” - Article 16 (new article 14.4): replaced by the following text: Meetings of the supervisory board “The supervisory board is convened by its chairman, or, in case of impediment of the latter, by a vice-chairman, or by two members of the supervisory board, each time the interests of the company so require. The notices of the meetings of the supervisory board are, except in the event of emergency (which is to be motivated in the minutes), provided by telecopy, by electronic mail or by phone, at least four calendar days prior to the meeting. The meeting is held at the place mentioned in the convening notice. If the chairman is unable to attend, the supervisory board is chaired by the vice-chairman, or, in the absence of the latter, by the oldest member present. The validity of the convening notice cannot be challenged if all members of the supervisory board are present or validly represented.”—Article 17 (new article 14.5): replaced by the following text: “The supervisory board may validly deliberate only if at least half of its members are present or represented. If this quorum is not satisfied, a new meeting may be convened with the same agenda, which will be able to validly deliberate and resolve provided that at least two members are present or represented. Members of the supervisory board who, in accordance with applicable law, may not participate in the deliberation and the vote are not included to determine whether the quorum has been reached. Supervisory board members can be present at the meeting by electronic communication means, such as, among others, phone- or videoconference, provided that all participants to the meeting can communicate directly with all other participants. In such case, the meeting is deemed to take place at the office of the company, unless agreed upon differently by the supervisory board. The same applies to meetings of the supervisory board to be held in the presence of a notary public, it being understood, however, that in such case at least one member of the supervisory board or the meeting’s secretary shall physically attend the meeting in the presence of the notary public and that the meeting is deemed to take place at the notary public’s office, unless agreed upon differently by the supervisory board. The minutes of the meeting shall mention the manner in which the members of the supervisory board were present. With respect to items that were not mentioned in the agenda, the supervisory board can deliberate validly only with the consent of the entire supervisory board and insofar all members are present in persona. Such consent is deemed to be given if no objection is made according to the minutes. Each member of the supervisory board can give a power of attorney to another member to represent him at a meeting of the supervisory board and to vote in his place, by normal letter, by e-mail or by any other means of communication replicating a printed document. The resolutions of the supervisory board are taken by simple majority of the votes cast. Blank and invalid votes are not included in the votes cast, neither in the numerator nor in the denominator. In case of a tie, the chairman has the casting vote. Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 8 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 instemming van de voltallige raad van toezicht en voor zover alle leden persoonlijk aanwezig zijn. Dit akkoord wordt geacht te zijn gegeven, wanneer blijkens de notulen geen bezwaar is gemaakt. Ieder lid van de raad van toezicht kan per gewone brief, per e-mail of via elk ander communicatiemiddel, drager van een gedrukt document, volmacht geven aan een ander lid om hem op een vergadering van de raad van toezicht te vertegenwoordigen en namens hem te stemmen. De besluiten van de raad van toezicht worden bij gewone meerderheid van de uitgebrachte stemmen genomen. Blanco en ongeldige stemmen worden niet bij de uitgebrachte stemmen geteld, noch in de teller, noch in de noemer. In geval van staking van stemmen, is de stem van de voorzitter doorslaggevend. Tenzij deze statuten anders bepalen en behoudens voor besluiten waarvoor een notariële akte is vereist, kunnen de besluiten van de raad van toezicht worden genomen bij eenparig schriftelijk akkoord van alle leden. De leden van de raad van toezicht dienen de bepalingen en formaliteiten met betrekking tot belangenconflicten, alsook met betrekking tot transacties met verbonden partijen voorzien in de terzake geldende wettelijke bepalingen, na te leven.”—Artikel 18 (nieuw artikel 14.6): vervangen door volgende tekst: “De beraadslagingen van de raad van toezicht worden vastgelegd in notulen die door de voorzitter worden ondertekend en door de leden van de raad van toezicht die dit wensen. De volmachten worden aan de notulen gehecht. Indien een lid uitdrukkelijk weigert de notulen te ondertekenen, wordt hiervan melding gemaakt in de notulen met de motieven van de weigering. De afschriften of uittreksels, in rechte of anderszins voor te leggen, worden door de voorzitter of door twee leden van de raad van toezicht ondertekend.”—Artikel 19: verwijderd—Artikel 20 (nieuw artikel 14.7): vervangen door volgende tekst: Vergoeding van de leden van de raad van toezicht “De algemene vergadering mag aan de leden van de raad van toezicht een vergoeding toekennen. De raad van toezicht is gemachtigd om de door de algemene vergadering toegekende globale vergoeding te verdelen onder de leden onderling.”—Nieuwe ondertitel 15: Directieraad - Nieuw artikel 15.1: volgende tekst toegevoegd: Bevoegdheden van de directieraad “De directieraad heeft de bevoegdheid om alle handelingen te verrichten die nodig of dienstig zijn voor het bereiken van het voorwerp van de vennootschap, met uitzondering van die bevoegdheden welke artikel 14.1 van deze statuten heeft voorbehouden aan de raad van toezicht of die bevoegdheden welke de wet heeft voorbehouden aan de algemene vergadering. De directieraad kan binnen zijn bevoegdheden aan lasthebbers van zijn keuze bijzondere volmachten verlenen.” - Nieuw artikel 15.2: volgende tekst toegevoegd: Voorzitterschap “De raad van toezicht zal de voorzitter van de directieraad benoemen. De directieraad mag tevens één of meerdere ondervoorzitters kiezen.”—Nieuw artikel 15.3: volgende tekst toegevoegd: Supervisory board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed. The members of the supervisory board need to respect the provisions and formalities on conflicts of interest as well as on related party transactions set forth in applicable law.”—Article 18 (new article 14.6): replaced by the following text: “The deliberations of the supervisory board are enacted in minutes that are signed by the chairman and by the members of the supervisory board who wish to do so. The powers of attorney are attached to the minutes. If a member expressly refuses to sign the minutes, this shall be reflected in the minutes with the motivation of such refusal. The copies or extracts, to be submitted in legal proceedings or otherwise, shall be signed by the chairman of the supervisory board or two members of the supervisory board.”—Article 19: deleted - Article 20 (new article 14.7): replaced by the following text: Remuneration of the members of the supervisory board “The shareholders’ meeting may grant remuneration to the members of the supervisory board. The supervisory board is empowered to distribute amongst its members the global remuneration granted by the shareholders’ meeting.”—New subtitle 15: Management board - New article 15.1: inserted the following text: Powers of the management board “The management board has the power to carry out all acts necessary or useful to the realisation of the company’s object with the exception of those reserved to the supervisory board in accordance with article 14.1 of these articles of association and of those reserved to the shareholders’ meeting by applicable law. Within the limits of its authority, the management board may confer special powers on agents of its choice.” - New article 15.2: inserted the following text: Chair “The supervisory board shall appoint the chairman of the management board. The management board may also elect one or more vice-chairmen.” - New article 15.3: inserted the following text: Meetings and minutes of the management board “The management board is convened by its chairman, or, in case of impediment of the latter, by a vice-chairman, or by two members of the management board, each time the interests of the company so require. The deliberations of the management board are recorded in minutes, signed by the members who took part in the deliberation. The copies and extracts of the minutes of the meetings of the management board are certified and signed by one or more members with representation powers. Management board resolutions may be approved by unanimous written consent of all members, unless otherwise provided in these articles of association and save for decisions requiring a notarial deed. The management board may make any further arrangements for its effective functioning.” - New article 15.4: inserted the following text: Remuneration of the members of the management board Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 9 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 Vergaderingen en notulen van de directieraad “De directieraad wordt bijeengeroepen door de voorzitter, of indien deze verhinderd is, door de ondervoorzitter, of door twee leden van de directieraad, telkens de belangen van de vennootschap het vereisen. De beraadslagingen van de directieraad worden vastgelegd in notulen, die worden ondertekend door de leden die aan de beraadslaging hebben deelgenomen. De kopieën of uittreksels van de notulen worden voor echt verklaard en ondertekend door één of meerdere leden met vertegenwoordigingsbevoegdheid. Tenzij deze statuten anders bepalen en behoudens voor besluiten waarvoor een notariële akte is vereist, kunnen de besluiten van de directieraad bij eenparig schriftelijk akkoord van alle leden worden genomen. De directieraad mag alle bijkomende regelingen treffen die nodig zijn voor zijn efficiënte werking.” - Nieuw artikel 15.4: volgende tekst toegevoegd: Vergoeding van de leden van de directieraad: “De raad van toezicht bepaalt de vergoeding van de leden van de directieraad.”—Artikel 21, paragraaf 1: verwijderd—Artikel 21, paragraaf 2 (nieuw artikel 16): vervangen door volgende tekst: Delegatie van het dagelijks bestuur “De directieraad is gemachtigd het dagelijks bestuur van de vennootschap, zoals omschreven in het Wetboek van Vennootschappen en Verenigingen, en de vertegenwoordiging wat dit bestuur aangaat te delegeren aan één of meer personen. De directieraad benoemt en ontslaat de perso(o)n(en) belast met het dagelijks bestuur, en bepaalt de vergoeding die aan deze opdracht is verbonden. Indien er meerdere personen worden benoemd, vormen zij een college en de directieraad regelt de verdere werking van de personen belast met het dagelijks bestuur van de vennootschap. Beperkingen van de vertegenwoordigingsbevoegdheid van de personen belast met het dagelijks bestuur, andere dan deze inzake de gezamenlijke handtekeningbevoegdheid, kunnen niet worden tegengeworpen aan derden, zelfs indien zij worden bekendgemaakt. De personen belast met het dagelijks bestuur kunnen binnen hun bevoegdheden aan lasthebbers van hun keuze bijzondere volmachten verlenen.”—Artikel 21, paragraaf 3: verwijderd—Artikel 22, paragraaf 1: verwijderd - Nieuw artikel 17.1: volgende tekst toegevoegd: Raad van toezicht “De raad van toezicht vertegenwoordigt de vennootschap jegens derden in alle aangelegenheden waarvoor hij overeenkomstig het toepasselijk recht bevoegd is. Met betrekking tot de bevoegdheid van de raad van toezicht, wordt de vennootschap tevens vertegenwoordigd door twee leden van de raad van toezicht die gezamenlijk optreden, op voorwaarde dat deze leden geen leden kunnen zijn die, in feite, aandeelhouders vertegenwoordigen die meer dan 20 procent van het kapitaal van de vennootschap aanhouden.” - Nieuw artikel 17.2: volgende tekst toegevoegd: Directieraad “De directieraad vertegenwoordigt de vennootschap jegens derden in alle aangelegenheden, met uitzondering van die aangelegenheden waarvoor, in overeenstemming met het “The supervisory board determines the remuneration of the members of the management board.”—Article 21, para 1: deleted—Article 21, para 2 (new article 16): replaced by the following text: Delegation of day-to-day management “The management board is authorized to delegate the day- to-management of the company as described in the Code of Companies and Associations and the representation powers pertaining to such management to one or more persons. The management board appoints and revokes the person(s) entrusted with such management and determines the remuneration linked to this mandate. If several persons are appointed, they form a board and the management board determines the operating procedures of the persons entrusted with the day-to-day management of the company. Limitations of the representation powers of the persons entrusted with the day-to-day management, other than those relating to the joint signatory authority, are not enforceable vis-à-vis third parties, even if they are published. Within the limits of the powers delegated to them, the persons entrusted with the day-to-day management may grant specific and determined powers to one or more persons of their choice.”—Article 21, para 3: deleted—Article 22, para 1: deleted - New article 17.1: inserted the following text: Supervisory board “The supervisory board represents the company vis-à-vis third parties in all matters for which it has exclusive competence in accordance with the applicable law. With regard to the powers of the supervisory board, the company is also represented by two members of the supervisory board acting jointly, provided that these members cannot be members who factually represent shareholders holding more than 20 percent of the company’s capital.” - New article 17.2: inserted the following text: Management board “The management board represents the company vis-à-vis third parties in all matters, with the exception of those matters for which, in accordance with the applicable law, the supervisory board has exclusive competence. With regard to the powers of the management board, the company is also represented by one member of the management board acting alone.”—Article 22, para 2 (new article 17.3): replaced by the following text: Delegated authorities “Within the limits of the day-to-day management, the company is furthermore validly represented in dealings with third parties and in legal proceedings by the person(s) entrusted with the day-to-day management of the company acting jointly or individually in accordance with the delegation by the management board. Moreover, the company is validly bound by special attorneys- in-fact within the limits of the powers granted to them. When the company is appointed as director, member of the supervisory board, member of the management board or liquidator of another company, it will appoint a physical person as its permanent representative who is entrusted with the execution of the mandate for and on behalf of the company.” Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 10 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 toepasselijk recht, de raad van toezicht exclusief bevoegd is. Met betrekking tot de bevoegdheid van de directieraad, wordt de vennootschap tevens vertegenwoordigd door één lid van de directieraad alleen optredend.”—Artikel 22, paragraaf 2 (nieuw artikel 17.3): vervangen door volgende tekst: Gedelegeerde bevoegdheden “De vennootschap wordt eveneens in en buiten rechte rechtsgeldig vertegenwoordigd wat het dagelijks bestuur aangaat door de perso(o)n(en) belast met het dagelijks bestuur van de vennootschap die alleen of gezamenlijk handelen in uitvoering van het delegatiebesluit van de directieraad. Bovendien wordt de vennootschap rechtsgeldig verbonden door bijzondere gevolmachtigden binnen de perken van de hen verleende volmacht. Wanneer de vennootschap wordt benoemd tot bestuurder, lid van de raad van toezicht, lid van de directieraad of vereffenaar van een andere vennootschap, benoemt zij een natuurlijke persoon als vaste vertegenwoordiger die belast wordt met de uitvoering van de opdracht in naam en voor rekening van de vennootschap.”—Artikel 23 (nieuw artikel 18): “Comitees” in de ondertitel vervangen door “Comités”—Artikel 24 (nieuw artikel 19): “leden van het instituut van Bedrijfsrevisoren” vervangen door “Bedrijfsrevisoren ingeschreven in het openbaar register van de bedrijfsrevisoren of onder de geregistreerde auditkantoren”, “de algemene vergadering van aandeelhouder” vervangen door “de algemene vergadering” en “op straf van” vervangen door “op straffe van” Titel IV – Algemene vergadering—Artikel 27 (nieuw artikel 22): vervangen door volgende tekst: “De gewone algemene vergadering wordt gehouden op de laatste dinsdag van de maand april om 14 uur. Indien deze dag een wettelijke feestdag is in België of in Nederland, wordt de algemene vergadering gehouden op de daaropvolgende dag die een werkdag is zowel in België als in Nederland, eveneens om 14 uur. De gewone algemene vergadering behandelt de jaarrekening en spreekt zich, na goedkeuring daarvan, bij afzonderlijke stemming uit over het verlenen van kwijting aan de leden van raad van toezicht en aan de commissarissen. Een buitengewone algemene vergadering kan worden bijeengeroepen telkens het belang van de vennootschap het vereist en moet worden bijeengeroepen telkens de aandeelhouders die samen een tiende van het kapitaal vertegenwoordigen er om vragen overeenkomstig de terzake geldende wettelijke bepalingen. De algemene vergaderingen vinden plaats op de zetel of op elke andere plaats die vermeld is in de oproeping.”—Artikel 28 (nieuw artikel 23): “artikel [533, §2 / 535 / 533bis, §1 / 533bis §2 / 533ter] en andere voorschriften van het Wetboek van vennootschappen” vervangen door “de terzake geldende wettelijke bepalingen”, “3%” vervangen door “drie procent” en “de tweeëntwintigste dag” vervangen door “de 22e dag”—Artikel 29 (nieuw artikel 24): “de veertiende dag” vervangen door “de 14e dag” en “om vierentwintig uur” vervangen door “om 24 uur”—Artikel 30 (nieuw artikel 25): “Belgische” voorafgaand aan “wettelijke bepalingen” verwijderd, “artikel 29 van de statuten” vervangen door “artikel 24 van de statuten”,—Article 24 (new article 19): replaced “members of the Institute of Company Auditors (“Instituut van Bedrijfsrevisoren”)” by “Company Auditors entered in the public register of the statutory auditors or among the registered audit firms” Title IV – Shareholders’ meetings—Article 27 para 3 (new article 22 para 3): replaced by the following text: “An extraordinary shareholders’ meeting may be convened each time the interest of the company so requires and is to be convened each time shareholders representing together at least one tenth of the capital so request in accordance with the applicable law.”—Article 28 (new article 23): replaced “article [533, §2 / 535 / 533bis, §1 / 533bis §2 / 533ter] of the Companies Code” by “applicable law”—Article 30 (new article 25): deleted “Belgian” prior to “law provisions”, replaced “article 29 of the articles of association” by “article 24 of the articles of association” and inserted “non- voting rights” between “profit sharing certificates” and “convertible bonds”—Article 31 (new article 26): inserted “other” before “members of the supervisory board”—Article 32 (new article 27): replaced by the following text: “The supervisory board has the right, prior to any ordinary, special or extraordinary shareholders’ meeting, to postpone or cancel the meeting. This is in addition to the legal right of the supervisory board to postpone any ordinary, special or extraordinary shareholders’ meeting for up to five weeks due to an announcement regarding a significant participation, and during the ordinary shareholders’ meeting to postpone for five weeks, the decision regarding the approval of the financial statements. This adjournment of the decision regarding the approval of the financial statements puts an end to the deliberation and renders invalid the resolutions passed with regard to the financial statements, including the resolutions on the discharge of the members of the supervisory board and the auditors. However, it does neither affect the deliberation nor the decisions in respect of resolutions having nothing to do with the financial statements. All shareholders shall be called to attend the next meeting and admitted, provided that they have completed the formalities laid down in the articles of association, and this regardless of whether or not they attend the first meeting either in person or by proxy. At the second meeting, the agenda of the initial meeting shall be dealt with in its entirety.”—Article 33 (new article 28): deleted “exercise of the voting rights” in the title of new article 28—Article 34 para 2 (new article 29 para 2): replaced by the following text: “The members of the supervisory board, and where applicable, the members of the management board, answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report or to the agenda items, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to which the company or its board members are bound. The statutory auditors answer the questions they are asked by the shareholders, during the meeting or in writing, relating to their report, insofar the communication of information or facts is not of such nature that it would be detrimental to the business interests of the company or to the confidentiality to Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 11 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 “electronische” vervangen door “elektronische”, “aanmeldingformaliteiten” vervangen door “aanmeldingsformaliteiten” en “aandelen zonder stemrecht” toegevoegd tussen “winstbewijzen” en “converteerbare obligaties”—Artikel 31 (nieuw artikel 26): “overige” toegevoegd voor “aanwezige leden van de raad van toezicht”—Artikel 32 (nieuw artikel 27): vervangen door volgende tekst: “De raad van toezicht heeft het recht om voor de zitting elke gewone, bijzondere of buitengewone algemene vergadering te verdagen of af te gelasten, naast het wettelijk recht van de raad van toezicht om elke gewone, bijzondere of buitengewone algemene vergadering tot vijf weken te verdagen omwille van een kennisgeving van een belangrijke deelneming en om tijdens de zitting de beslissing met betrekking tot de goedkeuring van de jaarrekening vijf weken uit te stellen. De verdaging van de beslissing met betrekking tot de goedkeuring van de jaarrekening maakt een einde aan de beraadslaging en doet de reeds genomen besluiten betreffende de jaarrekening vervallen, met inbegrip van de besluiten betreffende de kwijting van de leden van de raad van toezicht en de commissarissen. Zij doet echter geen afbreuk aan de beraadslaging noch aan de genomen besluiten over de voorstellen die niet de jaarrekening betreffen. Alle aandeelhouders worden tot de volgende vergadering opgeroepen en toegelaten mits zij de door de statuten bepaalde formaliteiten hebben vervuld en dit ongeacht of zij al dan niet aan de eerste vergadering persoonlijk of via een gemachtigde hebben deelgenomen. Tijdens de tweede vergadering zal de agenda van de eerste vergadering geheel worden afgehandeld.”—Artikel 33 (nieuw artikel 28): “uitoefening van het stemrecht” verwijderd in de titel van het nieuw artikel 28—Artikel 34 paragraaf 2 (nieuw artikel 29 paragraaf 2): vervangen door volgende tekst: “De leden van de raad van toezicht, en, indien van toepassing, de leden van de directieraad, geven antwoord op de vragen die hen door de aandeelhouders, tijdens de vergadering of schriftelijk, worden gesteld met betrekking tot hun verslag of tot de agendapunten, voor zover de mededeling van gegevens of feiten niet van dien aard is dat zij nadelig zou zijn voor de zakelijke belangen van de vennootschap of voor de vertrouwelijkheid waartoe de vennootschap of de leden van haar bestuursorganen zich hebben verbonden. De commissarissen geven antwoord op de vragen die hen door de aandeelhouders, tijdens de vergadering of schriftelijk, worden gesteld met betrekking tot hun verslag, voor zover de mededeling van gegevens of feiten niet van dien aard is dat zij nadelig zou zijn voor de zakelijke belangen van de vennootschap of voor de vertrouwelijkheid waartoe de vennootschap, de leden van haar bestuursorganen of de commissarissen zich hebben verbonden. Wanneer verschillende vragen over hetzelfde onderwerp handelen, mogen de leden van de bestuursorganen en de commissarissen daarop één antwoord geven. Zodra de oproeping gepubliceerd is, kunnen de aandeelhouders hun vragen schriftelijk stellen, die tijdens de vergadering zullen worden beantwoord door, naargelang het geval, leden van de bestuursorganen of de commissarissen, voor zover die aandeelhouders voldoen aan de formaliteiten die vervuld moeten worden om tot de vergadering te worden toegelaten. De vragen kunnen ook langs elektronische weg tot de vennootschap worden gericht via het in de oproeping which the company, its board members or the statutory auditors are bound. In case several questions relate to the same subject matter, the board members and the statutory auditors may respond in one answer. As soon as the convening notice is published, the shareholders may ask their questions in writing, which will be answered during the meeting by the board members or the statutory auditors, as the case may be, insofar such shareholders have complied with the formalities to be admitted to the meeting. The questions may also be directed to the company by electronic way via the address that is mentioned in the convening notice for the shareholders’ meeting. The company needs to receive these written questions ultimately on the 6th day before the meeting.”—Article 34 para 3 (new article 29 para 3): deleted the last sentence—Article 34 para 6 (new article 29 para 6): replaced “the provisions of the articles 558 and following of the Companies Code” with “applicable law”—Article 35 para 2 (new article 30 para 2): inserted “to be” between “are” and “signed” Title V – Annual Accounts – Distribution of Profits—Article 36 (new article 31): replaced “the information prescribed by article 96 of the Companies Code” with “other information required by applicable law”—Article 37 (new article 32): replaced “the other documents mentioned in article 100 of the Companies Code” with “other documents required by applicable law”—Article 39 (new article 34): inserted “or out of the profit of the previous financial year as long as the financial statements of that financial year have not yet been approved” at the end of the last sentence Title VI – Dissolution – Winding-Up—Article 40 (new article 35): replaced “article [633 / 634] of the Companies Code” by “applicable law”, inserted “, whereby abstentions are not included in the numerator nor in the denominator” at the end of the 2nd paragraph and “or the public prosecutor” after “every party having an interest”—Article 42 (new article 37): replaced “the articles 186 and following of the Companies Code” with “applicable law” Title VII – General Provisions—Article 44 (new article 39): replaced “Each director, executive” with “Each member of the supervisory board, member of the management board, person entrusted with the day-to-day management of the company” and “notice” by “notices”—Article 47 (new article 42): replaced “directors” with “members of the supervisory board, members of the management board” Temporary provisions of the articles of association—Authorized capital: replaced “share capital” by “subscribed capital”, “articles [603 to 608 / 607] of the Companies Code of 7 May 1999 (as amended or replaced)” by “applicable law”, “all independent directors (within the meaning of article 526ter of the Companies Code) ” by “all independent members of the supervisory board (within the meaning of the Code of Companies and Associations juncto the relevant principles of the Corporate Governance Code 2020)”, “directors” by “members of the supervisory board, members of the management board”, “a person referred to in article 520ter, 524bis or 525” by “a member of the supervisory board, a member of the management board or a person entrusted with the day-to-day management” Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 12 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 tot de algemene vergadering vermelde adres. De vennootschap dient deze schriftelijke vragen uiterlijk op de zesde dag vóór de vergadering te ontvangen.”—Artikel 34 paragraaf 3 (nieuw artikel 29 paragraaf 3): laatste zin verwijderd—Artikel 34 paragraaf 5 (nieuw artikel 29 paragraaf 5): “met eenvoudige meerderheid” vervangen door “met gewone meerderheid”—Artikel 34 paragraaf 6 (nieuw artikel 29 paragraaf 6): “de voorschriften van de artikelen 558 en volgende van het wetboek van vennootschappen” vervangen door “de terzake geldende wettelijke bepalingen”—Artikel 35, paragraaf 1 (nieuw artikel 30, paragraaf 1): de laatste zin vervangen door “Aan de notulen worden de aanwezigheidslijst, en de eventuele verslagen, volmachten of schriftelijke stemmingen gehecht.”—Artikel 35, paragraaf 3 (nieuw artikel 30, paragraaf 3): “electronische” vervangen door “elektronische” en “binnen vijftien dagen” vervangen door “binnen 15 dagen” Titel V – Jaarrekening – winstverdeling—Artikel 36 (nieuw artikel 31): “artikel 96 van het wetboek van vennootschappen” vervangen door “de terzake geldende wettelijke bepalingen”—Artikel 37 (nieuw artikel 32): “de overige in artikel 100 van het wetboek van vennootschappen vermelde documenten” vervangen door “de overige documenten zoals opgelegd door de terzake geldende wettelijke bepalingen” en “binnen dertig dagen” vervangen door “binnen 30 dagen”—Artikel 38 (nieuw artikel 33): “vijf ten honderd (5%)” vervangen door “vijf procent”—Artikel 39 (nieuw artikel 34): “of op de winst van het vorige boekjaar, mits de jaarrekening van dat boekjaar nog niet werd goedgekeurd” toegevoegd aan de laatste zin Titel VI – Ontbinding – vereffening—Artikel 40 (nieuw artikel 35): “tengevolge” vervangen door “ten gevolge”, “artikel [633/634] van het Wetboek van vennootschappen” vervangen door “de terzake geldende wettelijke bepalingen”, “waarbij onthoudingen in de teller noch in de noemer worden meegerekend” toegevoegd aan het einde van de tweede paragraaf en “of het openbaar ministerie” toegevoegd achter “iedere belanghebbende”—Artikel 42 (nieuw artikel 37): “artikel 186 en volgende van het Wetboek van vennootschappen” vervangen door “terzake geldende wettelijke bepalingen” Titel VII – Algemene bepalingen—Artikel 44 (nieuw artikel 39): “gedomicilieerde bestuurder, directeur en vereffenaar” vervangen door “gedomicilieerd lid van de raad van toezicht, lid van de directieraad, persoon belast met het dagelijks bestuur van de vennootschap en vereffenaar”—Artikel 47 (nieuw artikel 42): “bestuurders” vervangen door “leden van de raad van toezicht, leden van de directieraad” Tijdelijke statutaire bepalingen—Toegestaan kapitaal: “artikelen [603 tot 608 / 607] van het Wetboek van vennootschappen van 7 mei 1999 (zoals gewijzigd of vervangen)” vervangen door “de terzake geldende wettelijke bepalingen”, “maatschappelijk kapitaal” vervangen door “geplaatste kapitaal”, “twintig procent (20%)” vervangen door “20 procent”, “aandeelhoudersvergadering” vervangen door “algemene vergadering”, “warrantenplannen” vervangen door “plannen met betrekking tot inschrijvingsrechten”, “bestuurders” vervangen door “leden van de raad van toezicht, leden van de directieraad” en “personen zijn waarnaar wordt verwezen—Use of authorized capital in specific circumstances: replaced “share capital” by “subscribed capital” “articles [603 to 608 / 607] of the Companies Code of 7 May 1999 (as amended or replaced)” by “applicable law”, “directors” by “members of the supervisory board, members of the management board”, “a person referred to in article 520ter, 524bis or 525” by “a member of the supervisory board, a member of the management board or a person entrusted with the day-to- day management”—Overall replacements: ï,· In articles 1, 4, 12, 24, 28, 30, 38, 39, 45, 46 and 47: “Companies Code” by “Code of Companies and Associations” ï,· In articles 2 para 1, 6, 12, 23, 24, 25, 28, 29, 30, 31, 36, 37, 38, 39, 42 and the temporary provisions of the articles of association: “board (of directors)” by “supervisory board” ï,· In articles 2 para 2 and 7: “board of directors” by “management board” ï,· In title I and the articles 2, 5, 6, 27, 28, 29, 35, 38, 40 and 44: deleted “registered” ï,· In title I and article 3: replaced “purpose” by “object” ï,· In articles 12, 29, 30 and the temporary provisions of the articles of association: replaced “warrants” with “subscriptions rights” ï,· In articles 29 and 30: replaced “bonds” by “convertible bonds” ï,· In articles 27, 31, 35, 36, 37 and 40: replaced “director(s)” by “member(s) of the supervisory board” Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 13 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020
Annual and extraordinary shareholders' meetings of 28 April 2020
Galápagos

in artikel 520ter, 524bis of 525 van het Wetboek van vennootschappen van 7 mei 1999 (zoals gewijzigd of vervangen)" vervangen door "een lid van de raad van toezicht, een lid van de directieraad of een persoon belast met het dagelijks bestuur"

- Gebruik van het toegestaan kapitaal in specifieke situaties: "artikelen [603 tot 608 / 607] van het Wetboek van vennootschappen" vervangen door "de terzake geldende wettelijke bepalingen", "het maatschappelijk kapitaal" vervangen door "het geplaatste kapitaal", "tweeëntachtig miljoen vijfhonderd eenenzestigduizend zevenhonderd vierenzestig euro en drieënnegentig cent (82.561.764,93 EUR)" vervangen door "EUR 82.561.764,93", "drieëndertig procent (33%)" vervangen door "33 procent", "aandeelhoudersvergadering" vervangen door "algemene vergadering", "onafhankelijke bestuurders (in de zin van artikel 526ter van het Wetboek van vennootschappen)" vervangen door "onafhankelijke leden van de raad van toezicht (in de zin van het Wetboek van Vennootschappen en Verenigingen juncto de geldende principes van de Corporate Governance Code 2020)", "bestuurders" vervangen door "leden van de raad van toezicht, leden van de directieraad", "warrantenplannen" vervangen door "plannen met betrekking tot inschrijvingsrechten" en "personen waarnaar wordt verwezen in artikel 520ter, 524bis of 525 van het Wetboek van vennootschappen" vervangen door "een lid van de raad van toezicht, een lid van de directieraad of een persoon belast met het dagelijks bestuur"

- Algemene vervangingen:

- *In artikelen 1, 4, 12, 24, 28, 30, 38, 39, 45, 46 en 47: "Wetboek van vennootschappen" door "Wetboek van Vennootschappen en Verenigingen"*
- *In artikelen 2 para 1, 6, 12, 23, 24, 25, 28, 29, 30, 31, 36, 37, 38, 39, 42 en tijdelijke statutaire bepalingen: "raad van bestuur" door "raad van toezicht"*
- *In artikelen 2 para 2 en 7: "raad van bestuur" door "directieraad"*
- *In artikelen 2, 5 para 2, 6, 28, 29, 35, 38, 40 en 44: "maatschappelijk" verwijderd*
- *In titel I en artikel 3: "doel" door "voorwerp"*
- *In artikelen 12, 29, 30 en de tijdelijke statutaire bepalingen: "warrant" door "inschrijvingsrecht"*
- *In artikelen 29 en 30: "obligaties" door "converteerbare obligaties"*
- *In artikelen 31, 35, 36, 37 en 40: "bestuurder(s)" door "lid/leden van de raad van toezicht"*

Agendapunt 3 - Steminstructie: **Agenda item 3 - Voting instruction:**

☐ **Voor / In favor** ☐ **Tegen / Against** ☐ **Onthouding / Abstention**

4. Benoeming van de leden van de raad van toezicht

<u>Voorstel van besluit</u>: De algemene vergadering besluit om volgende leden van de raad van toezicht te benoemen voor de resterende duur van hun huidig mandaat als bestuurder in de raad van bestuur:

- *Dr. Raj Parekh, als lid van de raad van toezicht van de Vennootschap;*
- *Dhr. Howard Rowe, als lid van de raad van toezicht van de Vennootschap en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het*

4. Appointment of the members of the supervisory board.

<u>Proposed resolution</u>: The shareholders' meeting resolves to appoint the following members of the supervisory board for the remaining term of their current mandate as director in the board of directors:

- *Dr. Raj Parekh, as a member of the supervisory board of the Company;*
- *Mr. Howard Rowe, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of*

Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 14 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 benoemings- en remuneratiecomité van de Vennootschap, om Dhr. Howard Rowe te benoemen als onafhankelijk lid omdat hij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV; • Mevr. Katrine Bosley, als lid van de raad van toezicht van de Vennootschap en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Mevr. Katrine Bosley te benoemen als een onafhankelijk lid omdat zij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV; • Dr. Mary Kerr, als lid van de raad van toezicht van de Vennootschap en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Dr. Mary Kerr te benoemen als een onafhankelijk lid omdat zij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV; • Dhr. Peter Guenter, als lid van de raad van toezicht van de Vennootschap en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Dhr. Peter Guenter te benoemen als een onafhankelijk lid omdat hij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV; • Dhr. Daniel O’Day, als lid van de raad van toezicht van de Vennootschap; • Dr. Linda Higgins, als lid van de raad van toezicht van de Vennootschap; • Dr. Elisabeth Svanberg, als lid van de raad van toezicht van de Vennootschap en, op voorstel van de raad van bestuur en in overeenstemming met het advies van het benoemings- en remuneratiecomité van de Vennootschap, om Dr. Elisabeth Svanberg te benoemen als een onafhankelijk lid omdat zij beantwoordt aan de onafhankelijkheidscriteria van artikel 7:87 van het WVV. Onmiddellijk na deze buitengewone algemene vergadering zal de raad van toezicht de leden van de directieraad benoemen. the Company’s nomination and remuneration committee, to appoint Mr. Howard Rowe as an independent member as he meets the independence criteria set forth in article 7:87 of the CCA; • Ms. Katrine Bosley, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Ms. Katrine Bosley as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA; • Dr. Mary Kerr, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Mary Kerr as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA; • Mr. Peter Guenter, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Mr. Peter Guenter as an independent member as he meets the independence criteria set forth in article 7:87 of the CCA; • Mr. Daniel O’Day, as a member of the supervisory board of the Company; • Dr. Linda Higgins, as a member of the supervisory board of the Company; • Dr. Elisabeth Svanberg, as a member of the supervisory board of the Company and, upon the proposal of the board of directors and in accordance with the advice of the Company’s nomination and remuneration committee, to appoint Dr. Elisabeth Svanberg as an independent member as she meets the independence criteria set forth in article 7:87 of the CCA. Immediately after this extraordinary shareholders’ meeting, the supervisory board will appoint the members of the management board. Agendapunt 4—Steminstructie: Agenda item 4—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 5. Machtiging aan de directieraad om bovenstaande besluiten uit te voeren en de statuten te coördineren. Voorstel van besluit: De algemene vergadering besluit om machtiging te geven aan de directieraad om de genomen besluiten uit te voeren en de statuten te coördineren, met de bevoegdheid om te subdelegeren. 5. Authorization to the management board to execute the above decisions and to coordinate the articles of association. Proposed resolution: The shareholders’ meeting resolves to authorize the management board to execute the decisions taken and to coordinate the articles of association, with power to sub-delegate. Agendapunt 5—Steminstructie: Agenda item 5—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention 6. Volmacht Kruispuntbank voor Ondernemingen, ondernemingsloket, griffies van de Ondernemingsrechtbank, administraties en fiscale diensten. Voorstel van besluit: De algemene vergadering besluit aan elk lid van de raad van toezicht en/of aan elk lid van de 6. Proxy Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise court, administrative agencies and fiscal administrations. Proposed resolution: The shareholders’ meeting resolves to grant authority to any member of the supervisory board Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 15 | 16

Gewone en buitengewone algemene vergaderingen van 28 april 2020 Annual and extraordinary shareholders’ meetings of 28 April 2020 directieraad en/of aan de heer Xavier Maes, een bijzondere volmacht te geven, om alleen optredend, met recht van indeplaatsstelling, alle nodige formaliteiten te vervullen vereist met betrekking tot de door huidige vergadering genomen beslissingen bij de Kruispuntbank voor Ondernemingen, ondernemingsloket, griffies van de Ondernemingsrechtbank, administraties en fiscale diensten. and/or any member of the management board and/or Mr. Xavier Maes, to act alone with power to substitute, to fulfill all necessary formalities with the Crossroad Bank for Enterprises, counters for enterprises, registers of the enterprise courts, administrative agencies and fiscal administrations with respect to the decisions taken at the present meeting. Agendapunt 6—Steminstructie: Agenda item 6—Voting instruction: 5 5 5 Voor / In favor Tegen / Against Onthouding / Abstention Ondergetekende is er uitdrukkelijk mee akkoord dat: The undersigned expressly agrees that: (i) bij afwezigheid van steminstructies voor enig agendapunt of in het geval dat er, om welke reden dan ook, enige onduidelijkheid zou ontstaan betreffende de steminstructies, de volmachtdrager altijd “voor” het voorstel tot besluit zal stemmen voor deze punten waarvoor geen of een onduidelijke steminstructie is gegeven en dat dit een specifieke steminstructie geacht zal zijn in de zin van artikel 7:143 §4 2° van het Wetboek van Vennootschappen en Verenigingen; (ii) in geval de naam van de volmachtdrager niet is ingevuld, de volmacht geacht zal worden gegeven te zijn aan de General Counsel van Galapagos NV, die een werknemer is van Galapagos NV maar geen lid van haar raad van bestuur of haar directiecomité. (i) in the absence of voting instructions for any agenda item or in the event that, for any reason whatsoever, any uncertainty would arise with regards to the voting instructions, the proxy holder will always vote “in favor” of the proposal for such items for which no or an unclear voting instruction is given and that this will be deemed to be a specific voting instruction in the sense of article 7:143 §4 2° of the Belgian Code of Companies and Associations; (ii) in the event the name of the proxy holder is not completed, the proxy will be deemed to be given to the General Counsel of Galapagos NV, who is an employee of Galapagos NV but not a member of its board of directors or of its executive committee. Onderhavige volmacht geldt tevens als aanmelding in de zin van artikel 7:134 van het Wetboek van Vennootschappen en Verenigingen. The present proxy shall also serve as notification within the meaning of article 7:134 of the Belgian Code of Companies and Associations. Goed voor volmacht: Good for proxy: (Datum / Date) (Naam / Name) (Handtekening / Signature) Het ondertekende volmachtformulier dient uiterlijk op 22 april 2020 toe te komen op de zetel van Galapagos NV. Het dient te worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, België). Aandeelhouders die zich wensen te laten vertegen- woordigen moeten tevens aan de toelatingsvoor- waarden voldoen zoals beschreven in de oproeping tot de algemene vergaderingen. The signed proxy form must be received at the latest on 22 April 2020 at the registered office of Galapagos NV. It should be submitted by e-mail (shareholders@glpg.com) or by post (Galapagos NV, attn. Xavier Maes, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium). Shareholders who wish to be represented by proxy must also comply with the admission conditions as described in the convening notice to the shareholders’ meetings. Galapagos NV | Volmacht AV & BAV 28 april 2020 | Proxy AGM & EGM 28 April 2020 P. 16 | 16